                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



   This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP

                                801 E 86th Avenue
                             Merrillville, IN 46410
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                                    CONTENTS


                                                                                Page


ITEM 1.  ORGANIZATION CHART ................................................      3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS ....      4

ITEM 3.  ASSOCIATE TRANSACTIONS ............................................      4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT ...................................      5

ITEM 5.  OTHER INVESTMENTS .................................................      5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS .................................      5

EXHIBITS ...................................................................      6

SIGNATURE ..................................................................      7

EXHIBIT A ..................................................................      8


ITEM  1. ORGANIZATION CHART

                                                                                                      PERCENTAGE
                                                        ENERGY OR                                     OF VOTING
                                                       GAS-RELATED       DATE OF        STATE OF      SECURITIES
NAME OF REPORTING COMPANY                                COMPANY       ORGANIZATION   ORGANIZATION       HELD
-------------------------                                -------       ------------   ------------       ----

Columbia Deep Water Services Company (Deep Water)     Gas-related          01/07/98        Delaware      100%

Columbia Pipeline Corp. (CPC)*                        Gas-related          10/30/98        Delaware      100%

Granite State Gas Transmission                        Gas-related          10/24/55   New Hampshire      100%
EnergyUSA-TPC Corporation                            Energy-related        08/10/00      Delaware        100%
KGF Trading Company                                  Energy-related        07/31/92      Indiana         100%
NiSource Pipeline Group, Inc.*                        Gas-related          05/24/99      Indiana         100%
Crossroads Pipeline Company                           Gas-related          04/05/93      Indiana         100%
NI Energy Services Transportation, Inc.               Gas-related          06/18/98      Indiana         100%
NI-TEX Gas Services, Inc.                             Gas-related          03/30/87     Delaware         100%
NI-TEX, Inc.                                          Gas-related          08/26/88      Indiana         100%
NiSource Energy Technologies, Inc.                   Energy-related        10/27/00      Indiana         100%
EnergyUSA Appalachian Corporation                    Energy-related        02/19/01      Indiana         100%
NESI Power Marketing, Inc.                           Energy-related        07/18/96      Indiana         100%
SunPower Corporation                                 Energy-related        04/24/85     California      14.66%
NewPower Holdings                                    Energy-related        06/29/00      Delaware        0.95%
Acumentrics Corporation                              Energy-related        08/18/94   Massachusetts      3.50%





NAME OF REPORTING COMPANY                                     NATURE OF BUSINESS
-------------------------                                     ------------------

Columbia Deep Water Services Company (Deep Water)    Non-FERC jurisdictional gas pipeline development

Columbia Pipeline Corp. (CPC)*                       Holding company for (non-FERC jurisdictional gas
                                                     pipeline companies
Granite State Gas Transmission                       Interstate pipeline
EnergyUSA-TPC Corporation                            Gas marketing
KGF Trading Company                                  Marketing company
NiSource Pipeline Group, Inc.*                       Holding company
Crossroads Pipeline Company                          Interstate gas pipeline
NI Energy Services Transportation, Inc.              Interstate gas pipeline
NI-TEX Gas Services, Inc.                            Gas storage
NI-TEX, Inc.                                         Intrastate gas pipeline
NiSource Energy Technologies, Inc.                   Development of fuel cell technology
EnergyUSA Appalachian Corporation                    Gas Marketing
NESI Power Marketing, Inc.                           Gas Marketing
SunPower Corporation                                 Development of energy technologies
NewPower Holdings                                    Gas Marketing
Acumentrics Corporation                              Developer of Solid Oxide Fuel Cells



* Columbia Pipeline Corp. and NiSource Pipeline Group, Inc. were dissolved on November 12 and November 15, 2002, respectively.

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ITEM  2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



SECURITIES:

Company       Type of    Principal                           Person to      Collateral   Consideration
Issuing      Security    Amount of   Issue or    Cost of    Whom Security   Given with    Received for
Security      Issued     Security     Renewal    Capital     was Issued      Security    Each Security
--------      ------     --------     -------    -------     ----------      --------    -------------


None

CAPITAL CONTRIBUTIONS:

  Company        Company
Contributing    Receiving        Amount of
  Capital        Capital    Capital Contribution
  -------        -------    --------------------
None


ITEM  3. ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES


 Reporting    Associate
  Company      Company    Types of   Direct    Indirect                 Total
 Rendering    Receiving   Services    Costs      Costs    Cost of      Amount
 Services     Services    Rendered   Charges    Charges   Capital      Billed
 --------     --------    --------   -------    -------   -------      ------


None


PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

Associate Company    Reporting Company        Types of Services    Direct Costs  Indirect Costs   Cost of    Total Amount
Rendering Services   Receiving Services           Rendered           Charged       Charges        Capital       Billed


Columbia Gulf                                     Operation &
Transmission         Deep Water                  Maintenance                       $  11,418        None        $  11,418

NiSource Corporate
Services Company     Columbia Pipeline          Administrative      $  19,189                       None        $  19,189

NiSource Corporate
Services Company     NiSource Pipeline          Administrative      $  82,300                       None        $  82,300

NiSource Corporate
Services Company     NiSource Energy Tech.      Administrative     ($ 33,932)                       None        ($ 33,932)

NiSource Corporate
Services Company     Granite State Gas          Administrative      $  82,300                       None        $  82,300

NiSource Corporate
Services Company     Crossroads Pipeline        Administrative      $ 114,064                       None        $ 114,064


ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
----------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:

      Total consolidated capitalization as of December 31, 2002            9,622,765   Line 1
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)   1,443,415   Line 2
      Greater of $50 million or line 2                                     1,443,415   Line 3
      Total current aggregate investment:  (categorized by major line of energy-related business)
      Energy-related business
                                                                               -----
      Total current aggregate investment                                       6,000   Line 4
                                                                               -----
      Difference between the greater of $50 million or 15% of capital-
      ization and the total aggregate investment of the registered
      holding company system (line 3 less line 4)                          1,437,415   Line 5
                                                                           ---------
INVESTMENTS IN GAS-RELATED COMPANIES                                         174,542
                                                                             =======


ITEM  5. OTHER INVESTMENTS

Major Line of Energy-   Other Investment in     Other Investment in   Reason for difference
 Related Business       last U-9C-3 Report      this U-9C-3 Report     in Other Investment
 ----------------       ------------------      ------------------     -------------------

     None               $    2,152,381,947       $    2,131,400,156            *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM  6. FINANCIAL STATEMENTS AND EXHIBITS

Not required for the fourth quarter.

                                    EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

      NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

      EXHIBIT A

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         NiSource Inc
                                                   -----------------------------
                                                          (Registrant)







Date: March 21, 2002                     By:            /s/ J. W. Grossman
                                                   -----------------------------
                                                       Jeffrey W. Grossman
                                                          Vice President
                                                   (Principal Accounting Officer
                                                    and Duly Authorized Officer)




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